novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

04030332

SEC MAIL PROCESSING
RECEIVED
MAY 21 2004
WASH. D.C. 155 SECTION

29/04/2004

Re.: SEC File Number, 82-5116

SUPPL

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive our annual report 2003 together with press releases nos. 27 and 28 sent to the Copenhagen Stock Exchange in April, 2004.

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

5/24

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

novozymes®

Stock exchange announcement

April 29, 2004

Novozymes A/S

Group financial statement for the first quarter of 2004

Novozymes has made a good start to the year. The outlook for operating profit is being adjusted upwards, mainly as a result of exchange rate movements. The same applies to the outlooks for net profit and free cash flow.

- Sales in the first quarter of 2004 are unchanged, at DKK 1,441 million compared with DKK 1,444 million in the first quarter of 2003. Calculated in local currencies, sales rose by 6%.
- Operating profit increased by 17% to DKK 257 million from DKK 219 million. The operating profit margin was 17.8% compared with 15.2% in 2003.
- Profit before tax rose by 2% to DKK 260 million from DKK 255 million in 2003. Net financials were DKK 3 million compared with DKK 36 million in 2003.
- Net profit rose by 5% to DKK 193 million from DKK 183 million. Earnings per share were DKK 2.7, an increase of 7%.
- Free cash flow was DKK 374 million compared with DKK 161 million in 2003.
- Trends in key indicators for the environmental and social areas are now included in the quarterly reporting. Good results have been achieved in the first quarter for water and energy utilisation.

Outlook for 2004

The outlook for growth in operating profit is being adjusted from 4-5% to 9-10%, mainly as a result of exchange rate movements. The outlook for growth in net profit is being adjusted from around 4% to around 7%. The outlook for free cash flow before acquisitions is being adjusted from DKK 750-850 million to DKK 875-975 million as a result of a one-off amount related to redemption of a currency-hedging transaction for shareholders' equity in subsidiaries in foreign countries.



Profit/loss and balance

(DKK million)	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	% change Q1 / Q1
Net turnover	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	(0)
- Enzymes	1,360	1,371	1,461	1,331	1,379	(1)
- Microorganisms	81	59	72	65	65	25
Gross profit	**780**	**750**	**770**	**732**	**752**	4
- Enzymes	736	727	732	696	722	2
- Microorganisms	44	23	38	36	30	47
Operating profit (EBIT)	**257**	**253**	**271**	**239**	**219**	17
- Enzymes	247	260	268	234	214	15
- Microorganisms	10	(7)	3	5	5	100
Operating profit margin	17.8	17.7	17.7	17.1	15.2	-
Net financials	3	8	(19)	8	36	-
Profit before tax	**260**	**261**	**252**	**247**	**255**	2
Tax	68	67	73	69	71	(4)
Minority interests	1	(7)	(1)	0	(1)	-
Net profit	**193**	**187**	**178**	**178**	**183**	5
Earnings per DKK 10 share	2.7	2.7	2.5	2.5	2.6	7
Average no. of A/B shares, diluted (million)	70.7	70.4	70.7	70.9	71.5	(1)
Free cash flow	374	71	394	174	161	132

(1) Average no. of A/B shares, diluted, is calculated using the method prescribed in IAS 33. Calculation of earnings per share is also calculated using the same method. The accounting policies are unchanged from the Corporate financial statement for 2003 of January 29, 2004. The accounts have not been audited.

Net turnover

Net turnover was DKK 1,441 million, on a par with the figure for the first quarter of 2003, which included a number of one-off items. Growth calculated in local currencies was 6%, while organic growth was 5%.

Sales by industry

(DKK million)	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	% change Q1/Q1
Enzymes	1,360	1,371	1,461	1,331	1,379	(1)
- technical enzymes	863	865	908	858	862	0
- detergent	518	506	529	502	515	1
- other technical	345	359	379	356	347	(1)
- food enzymes	328	329	399	333	352	(7)
- feed enzymes	169	177	154	140	165	2
Microorganisms	81	59	72	65	65	25
Net turnover	1,441	1,430	1,533	1,396	1,444	(0)

Sales by geographical areas

(DKK million)	Q1 2004	Q1 2003	% change	% currency impact	% change in local currencies
Europe, Middle East & Africa	630	653	(4)	1	(3)
North America	443	415	7	(11)	19
Asia Pacific	267	279	(4)	(8)	4
Latin America	101	97	4	(6)	10
Net turnover	1,441	1,444	(0)	(6)	6

Novozymes A/S
Stakeholder Communications
2004-13921-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Calculated in local currencies, sales growth was satisfactory in all geographical markets with the exception of Europe, where sales in the first quarter of 2003 were especially high. Sales to North America in particular showed high growth rates, driven by increased sales to the ethanol and brewing industries, and sales of microorganisms by Novozymes Biologicals.

Sales of enzymes

Sales of **technical enzymes** were at the same level as the first quarter of 2003.

Sales of **detergent enzymes** were 1% higher than in the equivalent period of 2003. There was a modest increase in sales calculated in local currencies, which is satisfactory, not least in the light of sales of a one-off nature in the first quarter of 2003. Sales of **other technical enzymes** fell by 1%, greatly hampered by unfavourable exchange rates. Sales of enzymes for the production of fuel ethanol are showing high growth rates.

On April 26, 2004 the US National Renewable Energy Laboratory (NREL) and Novozymes reported further success in their joint biomass-to-ethanol project. By combining technologies developed by NREL and Novozymes, the costs associated with converting biomass into sugar for use in the manufacture of fuel ethanol have now been reduced by a factor of approximately 20. As a result, Novozymes' subcontract with NREL has been extended for a further year, bringing in DKK 2.3 million in research funding.

Sales of **food enzymes** were 7% lower than last year. Measured in local currency terms, sales have been stable. Sales to the baking industry have been negatively affected by falling bread consumption in the USA due to a sustained increase in the number of people following low-carbohydrate diets. On the other hand, sales to the brewing industry in the USA have been favourably affected by the same trend, as there has been a marked increase in the demand for low-carbohydrate beer produced using enzymes.

Sales of **feed enzymes** increased by 2%. Low sales growth must be seen in the context of very favourable sales in the first quarter of 2003. Calculated in local currency terms, sales growth is satisfactory.

Sales of microorganisms

Sales of **microorganisms** rose by 25%. Growth has been positively affected by the full-year effect of the purchase of the activities of Roots with effect from June 20, 2003, but negatively affected by exchange rate movements, as this business segment is highly dollar-sensitive. Organic growth is in double figures. The plant care business area within microorganisms is seasonal, with most sales in the first six months of the year.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax fell by 3% to DKK 1,184 million. The fall in costs was positively affected by lower exchange rates, together with more effective utilisation of raw materials. The gross margin rose from 52.1% to 54.1%, mainly as a result of productivity improvements in production at the end of 2003. The rise in the gross margin has been negatively affected by falling exchange rates.

Other operating income was lower than in the equivalent period of 2003.

Depreciation and amortisation charges totalled DKK 124 million, compared with DKK 127 million in the equivalent period of 2003.

Novozymes A/S
Stakeholder Communications
2004-13921-01

Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Operating profit

Operating profit rose by 17% to DKK 257 million, DKK 247 million of which relates to enzymes and DKK 10 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 18.2 for enzymes and 12.3 for microorganisms. The latter margin was positively affected by seasonal sales, with the first six months of the year expected to be more favourable than the second six months.

Net financials

Net currency gains are due to realised and unrealised gains on the hedging of exposures to the USD and the JPY.

(DKK million)	Q1 2004	Q1 2003
Net foreign exchange gain/(loss)	10	48
Net interests expenses	(7)	(10)
Other financials	0	(2)
Total financials	3	36
Net interest-bearing debt, end	849	1,289

Profit before and after tax

Novozymes generated profit of DKK 260 million before and DKK 193 million after tax, corresponding to rises of 2% and 5% respectively compared with 2003.

Cash flow, investments, acquisitions

Cash flow from investing activities has been positively affected by a one-off item related to redemption of a dollar-hedging transaction. The amount in question is in the region of DKK 125 million.

Free cash flow came to DKK 374 million, a marked increase compared with the equivalent period in 2003.

(DKK million)	Q1 2004	Q1 2003
Cash flow before change in working capital	167	258
Cash flow from operating activities	303	345
Cash flow from investing activities	71	(184)
Free cash flow	**374**	**161**
Cash flow from financing activities	(379)	(313)
Net cash flow	(5)	(152)
Acquisitions	0	74

Balance sheet and developments in shareholders' equity

Shareholders' equity amounted to DKK 3,902 million at the end of the first quarter of 2004, compared with DKK 4,144 million on January 1, 2004. Shareholders' equity was increased by the net profit for the period but reduced by dividend payments, share buy-backs and currency translation adjustments in respect of subsidiaries' net assets.

A dividend of DKK 219 million was paid for 2003.

Purchase of own shares, reduced by exercise of share options (DKK 31 million), decreased shareholders' equity by DKK 170 million in the period.

Novozymes A/S
Stakeholder Communications
2004-13921-01

Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

The holding of own shares at the end of the first quarter consisted of DKK 6,479,220 B shares, equivalent to 8.6% of the share capital. Since January 29, 2004 own shares worth DKK 201 million have been purchased as part of a major share buy-back programme; the total value of the programme over the year is expected to be up to DKK 650 million. At the annual meeting of shareholders on March 17, 2004, it was decided to reduce the number of shares to 72.6 million. This will be implemented in practice on July 5, 2004.

Assets (DKK million)		**Liabilities** (DKK million)	
		Shareholders' equity beginning of 2004	4,144
		Retained earnings	193
Intangible fixed assets	528	Dividend paid	(219)
Tangible fixed assets	3,757	Purchase of own shares, net	(170)
Financial fixed assets	0	Currency translation adj. for net assets, etc.	(46)
Total fixed assets	**4,285**	**Shareholders' equity end March 2004**	**3,902**
Stocks	1,183	**Minority interests**	**27**
Debtors	1,465	**Total provisions**	**938**
Securities	105	Total long-term liabilities	1,095
Cash at bank and in hand	496	Total current liabilities	1,572
Total current assets	**3,249**	**Total liabilities**	**2,667**
Total assets end March 2004	7,534	Total liabilities and shareholders' equity end March 2004	7,534

Outlook for 2004

The key sales currencies are weaker against the DKK than the average exchange rates in 2003, although a bit higher than in ultimo January 2004.

(DKK)	USD	JPY	CNY
Average exchange rate for 2003	659	5.68	79.12
Spot rate, April 28, 2004	625	5.72	75.04
Development	-5%	1%	-5%

The outlook for growth in net profit after tax has been increased to around 7% from the expected 4% stated in January 2004. Growth in operating profit is now expected to be 9-10%, compared with the previous outlook of 4-5%. Measured in local currencies, growth in operating profit is expected to increase by more than 10%. This outlook is based on the following:

- Exchange rates remain at their present levels for the rest of the year, especially the USD, USD-dependent currencies and the JPY against the DKK.
- Growth in net turnover of around 6% in DKK, while growth in local currency terms is estimated to remain at around 8%. Less favourable exchange rates are thus expected to reduce sales growth by a good 2 percentage points.
- Growth in operating profit of 9-10%. Operating profit will be negatively affected by less favourable exchange rates since Novozymes has a higher proportion of costs than revenue denominated in DKK. Growth would be in excess of 10% in local currency terms. Growth has been positively affected by approximately 1% as a result of the research funding from NREL being extended.
- Operating profit margin of just over 17%.
- Net financial costs of DKK 35-45 million. Net financials are expected to be positively affected by currency-hedging gains. The majority of net cash flows in USD and JPY have been hedged for 2004.

Novozymes A/S
Stakeholder Communications
2004-13921-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

- The outlook for growth in net profit has been increased from 4% to approximately 7%.
- Free cash flow before acquisitions of DKK 875-975 million. Investments in tangible fixed assets before acquisitions in the period 2003-2005 are expected to be at the level of depreciation and amortisation charges for the equivalent period. The background to this is expectations of continued major productivity improvements.
- Return on invested capital after tax of just over 15%.

Environmental and social discussion

Selected results within the environmental and social area are now included in the stock exchange announcement. This is being done to provide a broader picture of Novozymes, and is a natural extension of the requirements of the Danish Company Accounts Act relating to reporting of non-financial aspects. A decision has been taken to focus on the key figures, which are also highlighted in the *Novozymes Report*. These figures relate to number of occupational accidents and occupational diseases, job creation and effective utilisation of water and energy respectively.

Definitions of the individual indicators can be found in the *Novozymes Report 2003* under Accounting policies, pages 13-15 of Accounts and Data, see www.novozymes.com.

Enviromental and social results	**Q1** 2004	2003
Eco-Productivity Index, water	121	119
Eco-Productivity Index, energy	110	106
Frequency of occup. accidents per million working hours	9.0	6.0
Frequency of occup. diseases per million working hours	1.3	4.6
Employees, total	3,893	3,778
Yearly job creation		
- Growth in numbers of employees, acquisitions	0	1
- Growth in numbers of employees, organic	21	39

Water and energy – effective utilisation of resources

The target for 2004 is to improve the eco-productivity indices for water and energy by 5% or, in other words, to improve utilisation of water and energy per enzyme unit produced by 5% compared with consumption in 2003. The improvement in eco-productivity in the first quarter of 2004 was 21% for water and 10% for energy. Both indices are slightly higher than in the same period of 2003. The indices tend to be above average in the first quarter compared with the remaining quarters, as production in the first quarter is not affected by holidays or the need for additional cooling.

Occupational accidents resulting in absence and occupational diseases

The target for 2004 is to reduce the frequency of occupational accidents. However, an increase has been recorded in the first quarter.

The frequency of occupational diseases has fallen in the first quarter, from 4.6 in 2003 to 1.3 in 2004.

Job creation

The growth in the number of employees is purely organic, as there have not been any acquisitions in the first quarter.

Novozymes A/S
Stakeholder Communications
2004-13921-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Forward-looking statements

This stock exchange announcement contains forward-looking statements, including the financial outlook for 2004. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsvaerd, April 29, 2004
Board of Directors
Novozymes A/S

Contact persons

Media relations:
Anne Thommesen
Tel. (direct): +45 3079 4161

Investor Relations:
Outside the USA and Canada:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
2004-13921-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix I:

(DKK million)	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	% change Q1/Q1
Europe, Middle East & Africa	630	669	713	610	653	(4)
North America	443	403	445	439	415	7
Asia Pacific	267	253	255	257	279	(4)
Latin America	101	105	120	90	97	4
Net turnover	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	**(0)**

Novozymes A/S
Stakeholder Communications
2004-13921-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

novozymes®

Stock exchange announcement

26 April 2004

Novozymes and NREL report further progress in biomass-to-ethanol project

Combining technology developed by the National Renewable Energy Laboratory (NREL) and Novozymes, the enzyme costs of converting cellulosic biomass into sugars for fuel ethanol production have now been reduced approximately twenty-fold. Furthermore, Novozymes has been granted a one-year extension to its collaborative subcontract with NREL and will receive USD 2.3 million in research funding.

In January 2001, using funding from the US Department of Energy (DOE), NREL and Novozymes entered into a USD 14.8 million three-year collaborative research subcontract. During the course of the contract, Novozymes applied its proprietary biotech research platform to increase enzyme activity and fermentation yield, and to reduce production costs for enzymes used to convert cellulosic biomass into sugars for production of fuel ethanol and other valuable products. Fuel ethanol is currently produced based on enzyme-driven conversion of corn starch and other agricultural products, whereas production based on cellulosic biomass such as corn leaves and stalks has the potential to augment the feedstocks in the existing industry and become the technology of the future for fuel ethanol production. In February 2004, Novozymes reported a twelve-fold enzyme cost reduction exceeding the ten-fold goal.

Based on the latest achievements of NREL in the pre-treatment of cellulosic biomass materials and combining the improved treatment process with the advances already made in enzyme technology by Novozymes, the two partners have now been able to reduce the costs of the enzyme part of the biomass-to-ethanol conversion from above 5 US dollars to below 30 US cents per gallon of ethanol.

Douglas Kaempf, Program Manager for the Office of Biomass Program at the US Department of Energy, stated, "Combining Novozymes' advances in enzyme technology with the advances made by NREL in the pre-treatment of corn stover, we have gained important synergies between performance and costs. This achievement was possible through the strong partnership between Novozymes and DOE. The Department looks forward to the continued reduction in enzyme costs obtainable from the extended support of this research team."

Novozymes A/S
Stakeholder Communications
2004-13797-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone: +45 8824 9999
Telefax: +45 4442 1002
E-mail: info@novozymes.com
Internet: www.novozymes.com
CVR no.: 10 00 71 27

To continue the significant advances already made, Novozymes has thus been granted a one-year extension to its three-year subcontract with NREL and receives USD 2.3 million over a year. The aim of the extension is to ensure a further cost reduction to a level of approximately 10 US cents per gallon of ethanol for the enzyme part of the biomass-to-ethanol conversion. If this goal is achieved, the new process is getting closer to becoming commercially competitive with current starch-based fuel ethanol production.

Glenn Nedwin, President of Novozymes in Davis, California, where the majority of the research has been carried out, was very pleased with the recent achievements: "This is yet another step towards a more economically viable biomass utilization process and further highlights the potential of industrial biotechnology. Although there is still some way to go before the fuel ethanol industry starts applying this new technology, it proves the quality of Novozymes' unique biotechnology capabilities and shows our commitment to ensure long-term business growth".

Novozymes already provides various enzymes for producers of corn-based fuel ethanol and commands a significant market share. In 2003, US production of fuel ethanol increased by approximately 30%, among other things due to the extensive displacement of the non-biodegradable octane booster MTBE in gasoline.

Financial implications

The extension of the research subcontract and the subsequent USD 2.3 million research funding will have a slightly positive impact on operating profit for 2004 compared to the financial guidance provided in the annual financial statement of 29 January 2004.

Contacts

Media Relations:	Investor Relations:
Eva Louise Holm Petersen	Michael Steen-Knudsen
Tel. +45 4442 3338	Tel. +45 4442 6048
Anne Thommesen	Thomas Kudsk Larsen (in the USA)
Tel. +45 4442 4161	Tel. +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com